SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vicor Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

925815102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Patrizio Vinciarelli

Vicor Corporation

25 Frontage Road

Andover, Massachusetts 01810

(978) 470-2900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Gabor Garai, Esquire

Foley & Lardner LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7610

(617) 342-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,204,728	$710

*	Estimated solely for the purpose of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,678,155 shares of Issuer common stock and have an aggregate value of $5,204,728 as of May 15, 2013, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $5.58, the closing price of the Issuer’s common stock as reported on the Nasdaq Global Select Market on May 15, 2013.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $710	Filing Party: Vicor Corporation
Form of Registration No.: 005-43949	Date Filed: May 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on May 17, 2013, as amended by Amendment No. 1 filed with the SEC on June 13, 2013 (the “Schedule TO”), relating to an offer by Vicor Corporation (the “Company”) to its employees and directors to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), granted under the Company’s Amended and Restated 2000 Stock Option and Incentive Plan, as amended (the “2000 Plan”), on a one-for-one basis, as related to the Common Stock underlying the outstanding options, for a grant of replacement options to purchase shares of Common Stock under the Company’s 2000 Plan.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the exhibits filed therewith. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Exchange filed with the SEC together with the Schedule TO (the “Offer to Exchange”).

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Exchange expired at 9:00 p.m. Eastern Time on June 17, 2013 (the “Offer Expiration Date”). At that time, the Company cancelled all Eligible Options properly tendered for exchange and immediately thereafter granted Replacement Options to all such tendering Eligible Participants. The results of the Option Exchange were as follows:

Number of Eligible Participants tendering Eligible Options	% of Eligible Participants tendering Eligible Options	Shares of Common Stock subject to Eligible Options Exchanged	% of Shares of Common Stock subject to Eligible Options Exchanged	Shares of Common Stock subject to Replacement Options Granted
638	92.7%	1,531,077	91.2%	1,531,077

Replacement Options granted in exchange for Time-Based Eligible Options have an exercise price equal to $6.29 (being 120% of the last reported sale price per share of the Company’s Common Stock on the NASDAQ on the Offer Expiration Date).

Replacement Options granted in exchange for Performance-Based Eligible Options have an exercise price equal to (i) $6.29 (being 120% of the last reported sale price per share of the Company’s Common Stock on the NASDAQ on the Offer Expiration Date) with respect to Replacement Options that vest on or prior to the first anniversary of the Offer Expiration Date; (ii) $7.34 (being 140% of the last reported sale price per share of the Company’s Common Stock on the NASDAQ on the Offer Expiration Date) with respect to Replacement Options that vest after the first anniversary of the Offer Expiration Date but on or prior to the second anniversary of the Offer Expiration Date; (iii) $8.38 (being 160% of the last reported sale price per share of the Company’s Common Stock on the NASDAQ on the Offer Expiration Date) with respect to Replacement Options that vest after the second anniversary of the Offer Expiration Date but on or prior to the third anniversary of the Offer Expiration Date; (iv) $9.43 (being 180% of the last reported sale price per share of the Company’s Common Stock on the NASDAQ on the Offer Expiration Date) with respect to Replacement Options that vest after the third anniversary of the Offer Expiration Date but on or prior to the fourth anniversary of the Offer Expiration Date; and (v) $10.48 (being 200% of the last reported sale price per share of the Company’s Common Stock on the NASDAQ on the Offer Expiration Date) with respect to Replacement Options that vest after the fourth anniversary of the Offer Expiration Date.

The vesting terms of the Replacement Options are as described in the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patrizio Vinciarelli
Name:	Patrizio Vinciarelli
Title:	Chairman of the Board, President and Chief Executive Officer

Date:	June 19, 2013